Exhibit 99.1

Mobileye Announces Upsizing and Pricing of Secondary Public Offering

Jerusalem, Israel, March 16, 2015 – Mobileye N.V. (NYSE: MBLY), the global leader in the design and development of camera-based Advanced Driver Assistance Systems, announced today that it has priced the offering of 17,127,000 ordinary shares by selling shareholders in a registered public offering at $41.75 per share. The offering was upsized from the previously announced public offering of 14,500,000 ordinary shares. The selling shareholders have also granted the underwriters an option to purchase up to 2,569,050 additional ordinary shares. Subject to customary conditions, the offering is expected to close on or about March 20, 2015. The Company will not receive any proceeds from the offering.

Goldman, Sachs & Co. and Morgan Stanley & Co. LLC are acting as lead book-running managers for the offering. Deutsche Bank Securities Inc. is a joint book-running manager and Barclays Capital Inc. and Citigroup are also acting as book-running managers. Raymond James & Associates, Inc., William Blair & Company, L.L.C. and Wells Fargo Securities, LLC are acting as co-managers.

The offering is being made only by means of a prospectus. A copy of the prospectus for the offering may be obtained by contacting Goldman, Sachs & Co., Attn.: Prospectus Department, 200 West Street, New York, NY 10282, telephone: (866) 471-2526, or email: prospectus-ny@ny.email.gs.com; or Morgan Stanley & Co. LLC, 180 Varick Street, 2nd Floor, New York, NY 10014, Attn.: Prospectus Department, or by calling (866) 718-1649, or by emailing prospectus@morganstanley.com.

A registration statement relating to these securities was filed with, and declared effective by, the U.S. Securities and Exchange Commission. This press release shall not constitute an offer to sell or the solicitation of an offer to buy, nor shall there be any sale of these securities in any state or jurisdiction in which such offer, solicitation or sale would be unlawful prior to their registration or qualification under the securities laws of any such state or jurisdiction.

About Mobileye N.V.

Mobileye N.V. is the global leader in the design and development of software and related technologies for camera-based Advanced Driver Assistance Systems. Our technology keeps passengers safer on the roads, reduces the risks of traffic accidents, saves lives and has the potential to revolutionize the driving experience by enabling autonomous driving. Our proprietary software algorithms and EyeQ® chips perform detailed interpretations of the visual field in order to anticipate possible collisions with other vehicles, pedestrians, cyclists, animals, debris and other obstacles. Mobileye’s products are also able to detect roadway markings such as lanes, road boundaries, barriers and similar items, as well as to identify and read traffic signs and traffic lights. Our products are integrated into car models from 23 global automakers including

BMW, Ford, General Motors, Nissan and Volvo. Our products are also available in the aftermarket.

Forward-Looking Statements

This press release contains certain forward-looking statements, including statements with regard to the securities offering. Words such as “believes,” “intends,” “expects,” “projects,” “anticipates,” and “future” or similar expressions are intended to identify forward-looking statements. These forward-looking statements are subject to the inherent uncertainties in predicting future results and conditions. Completion of the securities offering and the terms thereof are subject to numerous factors, many of which are beyond the control of Mobileye, including, without limitation, market conditions, failure of customary closing conditions and the risk factors and other matters set forth in the registration statement for the offering filed with the U.S. Securities and Exchange Commission. Mobileye undertakes no obligation to publicly update or revise any forward-looking statements, whether as a result of new information, future events or otherwise, except as may be required by law.

CONTACT:	Yonah Lloyd

Chief Communications Officer / SVP Business Development

+972-2-541-7367

yonah.lloyd@mobileye.com